FOR RELEASE FEBRUARY 11, 2010 8:00 pm Eastern Time

3SBio Inc. Submits Application for NuPIAO Phase I Clinical Trial

SHENYANG, PRC - February 11, 2010 - 3SBio Inc. (NASDAQ: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, today announced that it has submitted its application for a Phase I clinical trial for NuPIAO to the Chinese State Food and Drug Administration (SFDA). NuPIAO is a highly glycosylated ESA (erythropoiesis-stimulating agent) with extended half-life and increased biologic activity. Pre-clinical results showed a promising pharmacokinetic profile which would allow a once weekly injection schedule of NuPIAO in humans. NuPIAO will be investigated to treat anemia associated with both chronic kidney disease and cancer.

"This submission represents another important milestone in our effort to extend our market leading EPO franchise and continue to serve the needs of patients in China," said Dr. Jing Lou, CEO of 3SBio. "It is a direct result of our dedicated R&D effort to generate an innovative pipeline and create long term value for shareholders."

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

Safe Harbor Statement:

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business factors and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the ability of 3SBio to initiate and successfully complete the registrational trial for NuPIAO; the risk that 3SBio may not be able to commercially offer NuPIAO in China in a timely manner or at all for whatever reason, including possible failure to obtain SFDA approval; uncertainty as to hospital or patient demand for 3SBio's products; uncertainties regarding 3SBio's ability to successfully compete in the ESA market in China; uncertainties regarding 3SBio's ability to obtain favorable insurance coverage and pricing for NuPIAO, if approved by the SFDA; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the P.R.C. government and changes in the healthcare insurance sector in the P.R.C.; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio's filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Contacts:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

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